September 13, 2018

Adam Logal
Senior Vice President, Chief Financial Officer, and Treasurer
Opko Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

       Re: Opko Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-33528

Dear Mr. Logal:

       We have reviewed your August 17, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the Years Ended December 31, 2017 and December 31, 2016
Revenues, page 61

1. Please address the following with respect to your response to prior comment one:
        Regarding the reimbursement decrease in genomics (GeneDx) revenues, please tell us when you first became aware of the changes from payors regarding their requirements under their respective medical policies and where you disclosed the related expected impact on your future results of operations.
 Adam Logal
Opko Health, Inc.
September 13, 2018
Page 2

             Also regarding the overall reimbursement decrease in your genomics (GeneDx)
             revenues, separately quantify for us the adjustments to estimated payment amounts from third party payors versus the changes from payors' requirements under their medical policies. Tell us why your estimated payment amounts from third party payors changed.
             Regarding the decrease in BioReference revenues, tell us the reason for the decrease in the reason you gave, when you first became aware of this trend, and where you disclosed the related expected impact of this trend.
             Regarding the overpayment from a single payor received in error, tell us why you originally recorded the overpayment as revenue and how such classification complied with your revenue recognition accounting policy. In addition, tell us why your internal controls did not identify the overpayment as such.
2. We believe the disaggregated information, quantitative and qualitative, provided in your response and the additional information to be provided in response to the above comment is relevant to an investor's understanding of your operations. As such, please provide us proposed disclosure and identify the filing(s) that you intend to include it in.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameAdam Logal                                  Sincerely,
Comapany NameOpko Health, Inc.
                                                              Division of
Corporation Finance
September 13, 2018 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName